東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


06016321

FILE NO. 82-34777

SUPPL

August 17, 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 2 4 2006
WASH, D.C.
203
SECTION

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

West Japan Railway Company
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the documents which contents were announced by the Company:

- Flash Report (Consolidated Basis)
  Results for the first quarter ended June 30, 2006 (dated July 31, 2006)

Yours truly,

Kunio Aoki

Encls.
cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

8/25

July 31, 2006
Last posted on July 31, 2006

West Japan Railway Company
Flash Report (Consolidated Basis)
Results for the first quarter ended June 30, 2006

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of July 31, 2006 based on information available to JR-West as of the date July 31, 2006 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

1) Adoption of simplified method: none

2) Difference in accounting policies from the fiscal year ended March 31, 2005: none

3) Change in scope of consolidation and equity method: none

2. Results for the first quarter of fiscal 2007 (from April 1, 2006 to June 30, 2006)

(1) Operating results

Three months ended June 30 (Figures less than ¥1 million have been omitted)

	Operating revenues		Operating income		Recurring profit	
	Millions of yen		Millions of yen		Millions of yen	
2006	300,082	2.2	37,093	9.1	28,478	15.0
2005	293,705	0.5	34,012	8.7	24,754	16.7
(Reference) Year ended March 31, 2006	1,240,098		135,218		102,181	

	Net income		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
2006	16,726	20.6	8,366.89	—
2005	13,867	4.0	6,936.79	—
(Reference) Year ended March 31, 2006	46,525		23,281.96	—

Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Financial Position

June 30 (Figures less than ¥1 million have been omitted)

	Total assets	Net assets	Owners' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2006	2,298,125	601,560	25.0	287,000.60
2005	2,300,899	531,205	23.1	265,720.39
(Reference) March 31, 2006	2,355,969	564,254	23.9	282,245.00

(3) Cash flows

Three months ended June 30 (Figures less than ¥1 million have been omitted)

	Operating activities	Investing activities	Financing activities	Cash at the end of the first quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2006	(2,216)	(30,311)	12,194	35,099
2005	(995)	(5,668)	(1,507)	54,117
(Reference) Year ended March 31, 2006	164,080	(101,765)	(69,397)	55,433

3. Forecasts for fiscal 2007 (from April 1, 2006 to March 31, 2007)

Consolidated Basis

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim 2007	609,000	53,500	28,500	—
Fiscal 2007	1,245,000	92,000	48,600	24,317.74

Non-Consolidated Basis

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim 2007	425,000	45,000	25,000	—
Fiscal 2007	856,000	69,000	39,000	19,500.00

* JR-West is not making any changes at this time to the forecast for the fiscal year ending March 31, 2007, announced on April 27, 2006.

See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

BUSINESS PERFORMANCE AND FINANCIAL POSITION

On April 25, 2005, a rapid train of the Company caused an extremely serious accident when it derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers.

We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured passengers and hope they recover as soon as possible. We further offer our sincerest apologies to the residents of the condominium into which the train collided, and to all others affected by the accident, for the excessive strain and trouble that we have caused.

We are committed to helping to the fullest extent those who have suffered as a result of the accident, and redoubling our efforts to ensure that safety is a priority, as we work to regain the trust and confidence of society.

1. Business Performance

(1) Overview of Results for the Subject Period

Consolidated Results for the First Quarter of Fiscal 2007

Operating revenues:	¥300.0 billion
Operating income:	¥37.0 billion
Recurring profit:	¥28.4 billion
Net income:	¥16.7 billion

Results by Business Segment

Transportation Operations

In railway operations, based on its newly formulated Corporate Philosophy and Safety Charter, the Company focused on measures to enhance safety through steady implementation of its Safety Enhancement Plan, in the recognition that establishing a corporate culture emphasizing safety is a priority issue. We also conducted a revision of authority related to safety-related investment, established a new structure for the operation and equipment maintenance of the Shinkansen service, and established a Safety Research Institute to conduct full-time R&D activity.

For the Sanyo Shinkansen, to maximize the effect of the revision of the Shinkansen timetable, which includes such improvements as two *Nozomi* trains between Hakata and Tokyo per hour, we conducted a proactive notification campaign, and implemented sales promotion efforts for such key products as the Sanyo Shinkansen Pair Ticket, which is sold in advance at a discount price.

For conventional lines, JR-West implemented a revision of timetables, centered on our Urban Network linking the Kyoto-Osaka-Kobe area, which included an extension of the stoppage time at each station and a lengthening of the time to arrival, as we worked to provide a trusted, reliable transport service.

In terms of sales and marketing, the Company promoted use of the Internet reservation service

offered to holders of the J-WEST Card, established products for card members, and made advanced promotions for the Express Reservation service, for which we expanded the service area to include Tokyo to Hakata in July 2006. We also made efforts to increase the number of J-WEST Card members, who can take advantage of these services.

JR-WEST also established a committee to further strengthen collaboration with five prefectures in Chugoku region for the DISCOVER WEST campaign. In addition, in cooperation with local communities, other JR companies and travel agencies, we conducted the San-in Destination Campaign and Japanese Beauty Hokuriku Campaign, and made efforts to promote leisure needs.

In bus services, the Company increased the number of routes for which early purchase discount tickets are available, as well as began operating a huge (four-axle, 84-passenger) long-distance bus between Osaka and Tokyo, and expanded its use.

As a result, operating revenues for Transportation Operations increased 2.1% over the same period of the previous year, to ¥210.0 billion, with operating income up 10.0%, to ¥31.4 billion.

Sales of Goods and Food Services

Despite the negative effects from store closings due to the renovation work being conducted on Osaka Station, the Company continued to make efforts to enhance business operations within stations and surrounding areas, conducting new store development and renovation projects at Takatsuki, Hiroshima and other stations as part of the NexStation Plan.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 3.1% over the same period of the previous year, to ¥58.8 billion, with operating income up 10.8% to ¥1.2 billion.

Real Estate Business

JR-West began sales of the condominiums J.GRAN KOSHIENGUCHI MATSUNAMICHO and CITY TOWER GRAN SUMA TAKATORI, and opened GARE WEST, a new shopping area of GARE OSAKA, under the elevated tracks to the west of Osaka Station.

As a result, operating revenues for the Real Estate segment rose 4.3% over the same period of the previous year, to ¥18.0 billion, with operating income up 5.6%, to ¥5.1 billion.

Other Businesses

In hotel operations, JR-West revised its operating structure in order to enhance service and strengthen competitiveness. In travel agency operations, as a result of efforts to add greater depth to the business on the occasion of the 100th anniversary Nippon Travel Agency last year, sales of overseas trips and other travel packages planned by the Company were strong.

It should be noted that the travel and construction businesses, included as part of the Other Businesses segment, experience seasonal fluctuations, with revenue generally concentrated in the second half of the fiscal year.

As a result, operating revenues in the Other Businesses segment rose 4.7% from the same period of the previous year, to ¥54.0 billion, though the operating loss increased 29.8%, to ¥1.1 billion.

(2) Outlook for the Full Fiscal Year

As consolidated results for the subject quarterly period were in line with initial expectations, there will be no change to the forecasts for the fiscal year ending March 31, 2007, announced on April 27, 2006. Forecasts for non-consolidated results are also unchanged.

2. Financial Position

(1) Cash flows from operating activities

Cash used in operating activities amounted to ¥2.2 billion, a rise of ¥1.2 billion from the same period of the previous fiscal year, due mainly to increases in enterprise taxes and other payments.

(2) Cash flows from investing activities

Cash used in investing activities amounted to ¥30.3 billion, a rise of ¥24.6 billion from the same period of the previous fiscal year, due mainly to an increase in expenditures related to investment in new rolling stock and other equipment.

(3) Cash flows from financing activities

Cash provided by financing activities amounted to ¥12.1 billion, compared to cash used of ¥1.5 billion in the same period of the previous fiscal year. This was due mainly to financing through long-term debt and issues of short-term bonds.

As a result, cash and cash equivalents at end of the subject quarter declined ¥20.3 billion, to ¥35.0 billion, compared with the end of the previous fiscal year.

CONSOLIDATED BALANCE SHEETS

June 30 (Figures less than ¥1 million have been omitted)

	Millions of yen			
	June 30, 2006	March 31, 2006	Change	June 30, 2005
ASSETS				
Current assets:				
Cash	35,759	56,093	(20,334)	54,777
Accounts receivable	34,446	47,328	(12,881)	31,824
Deferred tax assets	11,814	19,426	(7,612)	11,706
Other current assets	85,347	85,010	336	82,510
Total current assets	167,368	207,859	(40,491)	180,819
Fixed assets:				
Property, plant and equipment	1,956,156	1,973,172	(17,016)	1,967,644
Investments and other assets:	174,558	174,894	(335)	152,394
Investment securities	63,243	65,027	(1,783)	54,028
Deferred tax assets	89,194	88,022	1,171	76,438
Other investments and assets	22,120	21,844	276	21,927
Total fixed assets	2,130,715	2,148,067	(17,351)	2,120,038
Deferred assets	41	42	(1)	41
Total assets	2,298,125	2,355,969	(57,843)	2,300,899

June 30 (Figures less than ¥1 million have been omitted)

	Millions of yen			
	June 30, 2006	March 31, 2006	Change	June 30, 2005
LIABILITIES				
Current liabilities:				
Current portion of long-term debt	120,815	125,074	(4,259)	68,630
Accounts payable	40,830	105,110	(64,280)	39,047
Other current liabilities	310,016	310,962	(946)	321,157
Total current liabilities	471,662	541,148	(69,486)	428,835
Long-term liabilities:				
Bonds and long-term debt	903,691	899,869	3,822	1,008,585
Retirement allowances for employees	202,550	201,677	873	203,006
Other long-term liabilities	118,660	121,250	(2,590)	103,811
Total long-term liabilities	1,224,902	1,222,797	2,105	1,315,403
Total liabilities	1,696,564	1,763,945	(67,381)	1,744,238
Minority interests	—	27,769	(27,769)	25,455
SHAREHOLDERS' EQUITY				
Capital stock	—	100,000	(100,000)	100,000
Capital surplus	—	55,000	(55,000)	55,000
Consolidated retained earnings	—	398,910	(398,910)	372,037
Valuation differences on other securities	—	10,670	(10,670)	4,495
Treasury stock	—	(327)	327	(327)
Total shareholders' equity	—	564,254	(564,254)	531,205
Total liabilities, minority interests, and shareholders' equity	—	2,355,969	(2,355,969)	2,300,899
NET ASSETS				
Owners' equity:	564,309	—	564,309	—
Paid-in capital	100,000	—	100,000	—
Capital surplus	55,000	—	55,000	—
Retained earnings	409,636	—	409,636	—
Treasury stock	(327)	—	(327)	—
Valuation and translation adjustments:	9,437	—	9,437	—
Valuation difference on available-for-sale securities	9,334	—	9,334	—
Deferred gains or losses on hedges	103	—	103	—
Minority interests	27,813	—	27,813	—
Total net assets	601,560	—	601,560	—
Total liabilities and net assets	2,298,125	—	2,298,125	—

Note: The presentation of the financial statements has been changed from the subject fiscal year in accordance with revisions to regulations regarding financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Three months ended June 30 (Figures less than ¥1 million have been omitted)

	Millions of yen			
	2006	2005	Change	(Reference) Year ended March 31, 2006
Operating revenues	300,082	293,705	6,377	1,240,098
Operating expenses	262,989	259,692	3,296	1,104,880
Operating income	37,093	34,012	3,080	135,218
Non-operating revenues	1,039	970	69	7,466
Non-operating expenses	9,653	10,228	(574)	40,503
Recurring profit	28,478	24,754	3,724	102,181
Extraordinary profits	7,982	17,525	(9,543)	78,594
Extraordinary losses	8,303	19,210	(10,907)	100,880
Income before income taxes	28,158	23,069	5,088	79,896
Corporation, inhabitants and enterprise taxes	11,273	9,102	2,170	30,974
Minority interests in earnings of consolidated subsidiaries	158	99	59	2,396
Net income	16,726	13,867	2,858	46,525

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Figures less than ¥1 million have been omitted)

	Owners' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	—	10,670	27,769	592,023
Change in three months ended June 30, 2006										
Dividends from surplus			(6,000)		(6,000)					(6,000)
Net income			16,726		16,726					16,726
Net increase/decrease during the term under review except in shareholders' equity						(1,336)	103	(1,233)	44	(1,189)
Total			10,726		10,726	(1,336)	103	(1,233)	44	9,537
Balance at June 30, 2006	100,000	55,000	409,636	(327)	564,309	9,334	103	9,437	27,813	601,560

Classification and number of shares issued

	Number of shares			
	March 31, 2006	Three months ended June 30, 2006		June 30, 2006
		Increase	Decrease	
Common stock	1,999,115	—	—	1,999,115

Classification and number of shares for treasury stock

	Number of shares			
	March 31, 2006	Three months ended June 30, 2006		June 30, 2006
		Increase	Decrease	
Common stock	885	—	—	885

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended June 30 (Figures less than ¥1 million have been omitted)

	Millions of yen			
	2006	2005	Change	(Reference) Year ended March 31, 2006
I. Cash flows from operating activities				
Net cash provided by operating activities	(2,216)	(995)	(1,221)	164,080
II. Cash flows from investing activities				
Purchases of property, plant and equipment	(43,098)	(30,714)	(12,383)	(156,155)
Other	12,786	25,045	(12,259)	54,389
Net cash used in investing activities	(30,311)	(5,668)	(24,643)	(101,765)
III. Cash flows from financing activities				
Change in long-term debt and payables, net	(437)	(4,453)	4,015	(57,109)
Other	12,632	2,945	9,686	(12,288)
Net cash used in financing activities	12,194	(1,507)	13,702	(69,397)
IV. Change in cash and cash equivalents, net	(20,334)	(8,171)	(12,162)	(7,083)
V. Cash and cash equivalents at beginning of the period	55,433	62,241	(6,807)	62,241
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	---	47	(47)	275
VII. Cash and cash equivalents at the end of the period	35,099	54,117	(19,018)	55,433

SEGMENT INFORMATION

Information by business segment

Three months ended June 30, 2005 (Figures less than ¥1 million have been omitted)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	205,680	57,034	17,300	51,638	331,653	(37,948)	293,705
Operating expenses	177,100	55,883	12,410	52,525	297,920	(38,227)	259,692
Operating income	28,579	1,151	4,889	(887)	33,733	279	34,012

Three months ended June 30, 2006 (Figures less than ¥1 million have been omitted)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	210,089	58,822	18,044	54,065	341,021	(40,939)	300,082
Operating expenses	178,653	57,545	12,879	55,217	304,295	(41,306)	262,989
Operating income	31,435	1,276	5,165	(1,151)	36,725	367	37,093

Year ended March 31, 2006 (Figures less than ¥1 million have been omitted)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	850,846	244,474	75,702	280,238	1,451,261	(211,162)	1,240,098
Operating expenses	752,835	238,517	55,201	268,778	1,315,332	(210,452)	1,104,880
Operating income	98,010	5,957	20,501	11,459	135,928	(710)	135,218

Reference Materials

CONSOLIDATED STATEMENTS OF INCOME (Reference)
Three months ended June 30

	Billions of yen			%
	2006	2005	Change from the same period of the previous year	
	<1.43>	<1.43>		
Operating revenues	300.0	293.7	6.3	2.2
Operating expenses	262.9	259.6	3.2	1.3
Operating income	37.0	34.0	3.0	9.1
Non-operating revenues and expenses, net	(8.6)	(9.2)	0.6	(7.0)
Recurring profit	28.4	24.7	3.7	15.0
Extraordinary profit and loss, net	(0.3)	(1.6)	1.3	
Income before income taxes	28.1	23.0	5.0	22.1
Corporation, inhabitants and enterprise taxes	11.2	9.1	2.1	
Minority interests	0.1	0.0	0.0	
	<1.09>	<1.10>		
Net income	16.7	13.8	2.8	20.6

Note: Figures in bracket are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)
Three months ended June 30

	Billions of yen			%
	2006	2005	Change from the same period of the previous year	
Transportation				
Operating revenues	210.0	205.6	4.4	2.1
Operating income	31.4	28.5	2.8	10.0
Sales of goods and food services				
Operating revenues	58.8	57.0	1.7	3.1
Operating income	1.2	1.1	0.1	10.8
Real estate				
Operating revenues	18.0	17.3	0.7	4.3
Operating income	5.1	4.8	0.2	5.6
Other				
Operating revenues	54.0	51.6	2.4	4.7
Operating income	(1.1)	(0.8)	(0.2)	29.8

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	June 30, 2006	March 31, 2006	Change
ASSETS			
Current assets:			
Total current assets	167.3	207.8	(40.4)
Fixed assets:			
Property, plant and equipment	1,900.0	1,913.7	(13.6)
Construction in progress	56.0	59.4	(3.3)
Investments and other assets	174.5	174.8	(0.3)
Total fixed assets	2,130.7	2,148.0	(17.3)
Total assets	2,298.1	2,355.9	(57.8)

	Billions of yen		
	June 30, 2006	March 31, 2006	Change
LIABILITIES AND NET ASSETS			
Current liabilities:			
Current portion of long-term debt	120.8	125.0	(4.2)
Accounts payable	350.8	416.0	(65.2)
Total current liabilities	471.6	541.1	(69.4)
Long-term liabilities:			
Bonds and Long-term debt	903.6	899.8	3.8
Retirement allowances for employees	202.5	201.6	0.8
Deposits received	118.6	121.2	(2.5)
Total long-term liabilities	1,224.9	1,222.7	2.1
Total liabilities	1,696.5	1,763.9	(67.3)
Minority interests	—	27.7	(27.7)
Owners' equity:			
Paid-in capital	100.0	100.0	—
Capital surplus	55.0	55.0	—
Retained earnings	409.6	398.9	10.7
Treasury stock	(0.3)	(0.3)	—
Total owners' equity	564.3	553.5	10.7
Valuation and translation adjustments	9.4	10.6	(1.2)
Minority interests	27.8	—	27.8
Total net assets	601.5	564.2	37.3
Total liabilities and net assets	2,298.1	2,355.9	(57.8)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)

Three months ended June 30

	Billions of yen		
	2006	2005	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	28.1	23.0	5.0
Depreciation and amortization	26.9	26.9	(0.0)
Loss on deduction of contributions received for construction	7.6	16.9	(9.3)
Change in allowance for retirement benefits	0.8	3.0	(2.1)
Change in allowance for bonuses	(17.3)	(18.1)	0.8
Gain on contributions received for construction	(7.7)	(16.9)	9.2
Income taxes paid	(29.9)	(23.6)	(6.2)
Other	(10.8)	(12.2)	1.3
Net cash provided by operating Activities (A)	(2.2)	(0.9)	(1.2)
II. Cash flows from investing activities			
Purchases of property, plant and equipment	(43.0)	(30.7)	(12.3)
Receipts of contributions for the construction of railway facilities	13.0	15.9	(2.8)
Other	(0.2)	9.1	(9.4)
Net cash used in investing activities(B)	(30.3)	(5.6)	(24.6)
Free cash flow (C= A+B)	(32.5)	(6.6)	(25.8)
III. Cash flows from financing activities			
Change in long-term debt and payables, net	(0.4)	(4.4)	4.0
Increase in long-term debt	10.0	-	10.0
Repayment of long-term debt	(10.4)	(4.4)	(5.9)
Change in short-term borrowings, net	(0.3)	1.5	(1.9)
Cash dividends	(5.7)	(6.7)	0.9
Other	18.7	8.1	10.6
Net cash used in financing activities (D)	12.1	(1.5)	13.7
Change in cash and cash equivalents, net (E=C+D)	(20.3)	(8.1)	(12.1)
Cash and cash equivalents at beginning of the period (F)	55.4	62.2	(6.8)
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (G)	—	0.0	(0.0)
Change in cash and cash equivalents, net (H= E+F+G)	35.0	54.1	(19.0)

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)
Three months ended June 30

	Billions of yen		
	2006	2005	Change from the same period of the previous year
Operating revenues:			
Transportation	187.9	184.0	3.8
Transportation incidentals	5.4	5.5	(0.1)
Other operations	4.4	4.3	0.0
Miscellaneous	12.5	11.8	0.6
	210.3	205.8	4.4
Operating expenses:			
Personnel costs	68.6	69.9	(1.3)
Nonpersonnel costs	66.2	62.6	3.5
Rental payments, etc	6.2	6.1	0.0
Taxes	12.5	13.4	(0.9)
Depreciation	22.3	22.3	0.0
	176.0	174.6	1.4
Operating income:	34.3	31.2	3.0
Non-operating revenues and expenses, net	(8.5)	(8.9)	0.4
Non-operating revenues	0.6	0.6	(0.0)
Non-operating expenses	9.2	9.6	(0.4)
Recurring profit:	25.7	22.2	3.4
Extraordinary profit and loss, net	(0.1)	(1.6)	1.4
Extraordinary profit	7.7	17.2	(9.4)
Extraordinary loss	7.9	18.8	(10.8)
Income before income taxes	25.5	20.6	4.9
Income taxes	10.1	7.9	2.1
Net income	15.4	12.6	2.7

PASSENGER-KILOMETERS AND TRANSPORTATION REVENUES

	Millions of Passenger-Kilometers				Billions of yen			
	Passenger-Kilometers				Transportation Revenues			
	Three months ended June 30		Change		Three months ended June 30		Change	
	2006	2005	Amount	%	2006	2005	Amount	%
Sanyo Shinkansen								
Commuter Passes	168	165	2	101.4	2.0	2.0	0.0	101.4
Non-Commuter Passes	3,505	3,386	119	103.5	78.0	76.2	1.7	102.3
Total	3,674	3,552	121	103.4	80.1	78.2	1.8	102.3
Conventional Lines								
Commuter Passes	6,113	5,979	134	102.2	36.8	36.0	0.8	102.3
Non-Commuter Passes	3,605	3,539	65	101.8	70.8	69.6	1.2	101.8
Total	9,718	9,519	199	102.1	107.7	105.6	2.0	101.9
Kyoto-Osaka-Kobe Area								
Commuter Passes	4,907	4,747	159	103.4	29.6	28.7	0.9	103.1
Non-Commuter Passes	2,432	2,355	77	103.3	46.0	44.7	1.2	102.9
Total	7,340	7,103	236	103.3	75.6	73.4	2.2	103.0
Other Lines								
Commuter Passes	1,206	1,231	(25)	97.9	7.1	7.2	(0.0)	98.9
Non-Commuter Passes	1,172	1,184	(12)	99.0	24.8	24.9	(0.0)	99.7
Total	2,378	2,415	(37)	98.4	32.0	32.1	(0.1)	99.5
Total								
Commuter Passes	6,281	6,145	136	102.2	38.9	38.0	0.8	102.2
Non-Commuter Passes	7,110	6,926	184	102.7	148.8	145.8	3.0	102.1
Total	13,392	13,071	320	102.5	187.8	183.9	3.8	102.1

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	June 30, 2006	March 31, 2006	Change
ASSETS			
Current assets:			
Total current assets	89.4	131.4	(41.9)
Fixed assets:			
Fixed assets for railway operations	1,655.9	1,668.1	(12.1)
Construction in progress	52.5	57.8	(5.2)
Investments and other assets	249.1	244.7	4.3
Total fixed assets	1,957.6	1,970.7	(13.0)
Total assets	2,047.1	2,102.1	(55.0)

	Billions of yen		
	June 30, 2006	March 31, 2006	Change
LIABILITIES AND NET ASSETS			
Current liabilities:			
Current portion of long-term debt	92.8	97.2	(4.4)
Accounts payable	352.9	416.4	(63.4)
Total current liabilities	445.7	513.6	(67.8)
Long-term liabilities:			
Bonds and long-term debt	868.7	863.9	4.8
Retirement allowances for employees	184.4	182.9	1.4
Other long-term liabilities	37.8	39.3	(1.5)
Total long-term liabilities	1,091.0	1,086.2	4.7
Total liabilities	1,536.7	1,599.9	(63.1)
Owners' equity	502.0	492.6	9.4
Paid-in capital	100.0	100.0	—
Capital surplus	55.0	55.0	—
Retained earnings	347.0	337.6	9.4
Regal reserves	11.3	11.3	—
Other reserves	335.7	326.3	9.4
Reserves for advanced depreciation on fixed assets	12.1	8.9	3.1
Special reserves	260.0	240.0	20.0
Earned surplus carried forward	63.5	77.3	(13.7)
Valuation and translation adjustments:	8.3	9.5	(1.2)
Total net assets	510.3	502.2	8.1
Total liabilities and net assets	2,047.1	2,102.1	(55.0)